CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three months ended September 30,		Nine months ended September 30,
(Dollars in thousands, except per share amounts)	2011	2010	2011	2010
Basic Earnings Per Share
Net income	$999	$882	$2,867	$2,540
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799

Basice Earnings Per Share	$0.37	$0.32	$1.05	$0.93

Diluted Earnings Per Share
Net income	$997	$882	$2,867	$2,540
Weighted average common shares	2,734,799	2,734,799	2,734,799	2,734,799
Weighted average effect of assumed stock options	—	—	—	—

Total	2,734,799	2,734,799	2,734,799	2,734,799

Diluted Earnings Per Share	$0.37	$0.32	$1.05	$0.93